February 14, 2013

Via EDGAR

Pamela A. Long, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Tecogen Inc. (the Company)
Amendment No. 7 to Registration Statement
No. 333-178697

Dear Ms. Long:

The purpose of this letter is to respond to your letter of February 13, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 8 to the Form S-1.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

1.	We note your auditor’s consent references Amendment 6. Please request your auditors to provide a consent that references the appropriate filing.

We have revised our disclosure as requested to include our auditor’s consent that references the appropriate filing.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 466-6440 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

TECOGEN INC.
/s/ Bonnie J. Brown
By:    Bonnie J. Brown
Chief Financial Officer

cc:     Mindy Hooker, Staff Accountant
Jeanne Baker, Staff Accountant
Erin Jaskot, Staff Attorney
Craig Slivka, Special Counsel

Tecogen Inc.
45 First Avenue
Waltham, MA 02451
781-466-6400 • 781-466-6466 (fax)
www.tecogen.com